First Western Capital Management Company

Code of Ethics

Statement of General Policy

This Code of Ethics (“Code”) has been adopted by First Western Capital Management Company (“First Western Capital Management” or the “Firm”) and is designed to comply with Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”). First Western Capital Management may also serve as an investment adviser or sub-adviser to a registered investment company (the “Fund”) under the Investment Company Act of 1940 (“1940 Act”). This Code is also designed to comply with Rule 17j-1 of the 1940 Act.

This Code establishes rules of conduct for all employees of the Firm and is designed to, among other things; govern personal securities trading activities in the accounts of employees, immediate family/household accounts and accounts in which an employee has a beneficial interest. The Code is based upon the principle that the Firm and its employees owe a fiduciary duty to the Firm's clients to conduct their affairs, including their personal securities transactions, in such a manner as to avoid (i) serving their own personal interests ahead of clients, (ii) taking inappropriate advantage of their position with the firm and (iii) any actual or potential conflicts of interest or any abuse of their position of trust and responsibility.

The Code is designed to ensure that the high ethical standards long maintained by the Firm continue to be applied. The purpose of the Code is to preclude activities which may lead to or give the appearance of conflicts of interest, insider trading and other forms of prohibited or unethical business conduct. The excellent name and reputation of our firm continues to be a direct reflection of the conduct of each employee.

Pursuant to Section 206 of the Advisers Act, both the Firm and its employees are prohibited from engaging in fraudulent, deceptive or manipulative conduct. Compliance with this section involves more than acting with honesty and good faith alone. It means that the Firm has an affirmative duty of utmost good faith to act solely in the best interest of its clients.

First Western Capital Management and its employees are subject to the following specific fiduciary obligations when dealing with clients:

•	The duty to have a reasonable, independent basis for the investment advice provided;
•	The duty to obtain best execution for a client’s transactions where the Firm is in a position to direct brokerage transactions for the client;
•	The duty to ensure that investment advice is suitable to meeting the client’s individual objectives, needs and circumstances; and
•	A duty to be loyal to clients.

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In meeting its fiduciary responsibilities to its clients, the Firm expects every employee to demonstrate the highest standards of ethical conduct for continued employment with the Firm. Strict compliance with the provisions of the Code shall be considered a basic condition of employment with the Firm. The Firm's reputation for fair and honest dealing with its clients has taken considerable time to build. This standing could be seriously damaged as the result of even a single securities transaction being considered questionable in light of the fiduciary duty owed to our clients. Employees are urged to seek the advice of Karen Garcia, the Chief Compliance Officer (the “CCO”), for any questions about the Code or the application of the Code to their individual circumstances. Employees should also understand that a material breach of the provisions of the Code may constitute grounds for disciplinary action, including termination of employment with the Firm

The provisions of the Code are not all-inclusive. Rather, they are intended as a guide for employees of the Firm in their conduct. In those situations where an employee may be uncertain as to the intent or purpose of the Code, he/she is advised to consult with the CCO. The CCO may grant exceptions to certain provisions contained in the Code only in those situations when it is clear beyond dispute that the interests of our clients will not be adversely affected or compromised. All questions arising in connection with personal securities trading should be resolved in favor of the client even at the expense of the interests of employees.

The CCO will periodically, but at least annually, report to senior management/board of directors of the Firm to document compliance with this Code.

Definitions

For the purposes of this Code, the following definitions shall apply:

•	“Access Person” means any Supervised Person who, in connection with his or her regular functions or duties: has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding the portfolio holdings of any Reportable fund our firm or its control affiliates manage or has access to such recommendations; or is involved in making securities recommendations to clients that are nonpublic. Given the relatively small number of employees at the Firm, we have made the determination that all employees are deemed “Access Persons” for purposes of the Code.

•	“Account” means accounts of any employee and includes accounts of the employee’s immediate family members (any relative by blood or marriage living in the employee’s household), and any account in which he or she has a direct or indirect beneficial interest, such as trusts and custodial accounts or other accounts in which the employee has a beneficial interest, controls or exercises investment discretion.

•	“Beneficial Ownership” means ownership of securities, directly or indirectly, through any contract, arrangement, understanding, relationship or where a person otherwise has or shares a direct or indirect “pecuniary interest” in such securities. A Supervised Person has a pecuniary interest in the securities if such Supervised Person has the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction in the securities.

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•	'Fund' means an investment company registered under the Investment Company Act.

•	'Reportable Fund' means any registered investment company, i.e., mutual fund, for which our Firm, or a control affiliate, acts as investment adviser, as defined in section 2(a) (20) of the Investment Company Act, or principal underwriter.

•	“Reportable Security” means any security as defined in Section 202(a)(18) of the Advisers Act, except that it does not include: (i) Transactions and holdings in direct obligations of the Government of the United States; (ii) Bankers’ acceptances, bank certificates of deposit, commercial paper and other high quality short-term debt instruments, including repurchase agreements; (iii) Shares issued by money market funds; (iv) Transactions and holdings in shares of other types of open-end registered mutual funds, unless First Western Capital Management or a control affiliate acts as the investment adviser or principal underwriter for the fund; and (v) Transactions in units of a unit investment trust if the unit investment trust is invested exclusively in mutual funds, unless First Western Capital Management, or a control affiliate acts as the investment adviser or principal underwriter for the fund.

•	“Exempt Transactions” means transactions of Reportable Securities which are 1) effected in an amount or in a manner over which the Access Person has no direct or indirect influence or control, 2) pursuant to a systematic dividend reinvestment plan, systematic cash purchase plan or systematic withdrawal plan, 3) in connection with the exercise or sale of rights to purchase additional securities from an issuer and granted by such issuer pro-rata to all holders of a class of its securities, 4) in connection with the call by the issuer of a preferred stock or bond, 5) pursuant to the exercise by a second party of a put or call option, or 6) closing transactions no more than five business days prior to the expiration of a related put or call option

•	“Supervised Person” means directors (other than an independent director of a Reportable Fund), officers and partners of First Western Capital Management (or other persons occupying a similar status or performing similar functions); employees of the Firm; and any other person who provides advice on behalf of the Firm and is subject to the Firm's supervision and control.

Standards of Business Conduct

First Western Capital Management places the highest priority on maintaining its reputation for integrity and professionalism. That reputation is a vital business asset. The confidence and trust placed in our firm and its employees by our clients is something we value and endeavor to protect. The following Standards of Business Conduct set forth policies and procedures to achieve these goals. This Code is intended to comply with the various provisions of the Advisers Act and also requires that all supervised persons comply with the various applicable provisions of the Investment Company Act of 1940, as amended, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable rules and regulations adopted by the Securities and Exchange Commission (“SEC”).

Section 204A of the Advisers Act requires the establishment and enforcement of policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by investment advisers. Such policies and procedures are contained in this Code. The Code also contains policies and procedures with respect to personal securities transactions of all the Firm's access persons as defined herein. These procedures cover transactions in a reportable security in which an access person has a beneficial interest in or accounts over which the access person exercises control as well as transactions by members of the access person’s immediate family.

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Section 206 of the Advisers Act makes it unlawful for the Firm or its agents or employees to employ any device, scheme or artifice to defraud any client or prospective client, or to engage in fraudulent, deceptive or manipulative practices. This Code contains provisions that prohibit these and other enumerated activities and that are reasonably designed to detect and prevent violations of the Code, the Advisers Act and rules thereunder.

Prohibition Against Insider Trading

Introduction

Trading securities while in possession of material, nonpublic information, or improperly communicating that information to others may expose supervised persons and the Firm to stringent penalties. Criminal sanctions may include a fine of up to $1,000,000 and/or ten years imprisonment. The SEC can recover the profits gained or losses avoided through the illegal trading, impose a penalty of up to three times the illicit windfall, and/or issue an order permanently barring you from the securities industry. Finally, supervised persons and the Firm may be sued by investors seeking to recover damages for insider trading violations.

The rules contained in this Code apply to securities trading and information handling by supervised persons of the Firm and their immediate family members.

The law of insider trading is unsettled and continuously developing. An individual legitimately may be uncertain about the application of the rules contained in this Code in a particular circumstance. Often, a single question can avoid disciplinary action or complex legal problems. You must notify the CCO immediately if you have any reason to believe that a violation of this Code has occurred or is about to occur.

General Policy

No supervised person may trade, either personally or on behalf of others (such as investment funds and private accounts managed by the Firm), while in the possession of material, nonpublic information, nor may any personnel of the Firm communicate material, nonpublic information to others in violation of the law.

1. What is Material Information?

Information is material where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this includes any information the disclosure of which will have a substantial effect on the price of a company’s securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact-specific inquiry. For this reason, you should direct any questions about whether information is material to the CCO.

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Material information often relates to a company’s results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

Material information also may relate to the market for a company’s securities. Information about a significant order to purchase or sell securities may, in some contexts, be material. Prepublication information regarding reports in the financial press also may be material. For example, the United States Supreme Court upheld the criminal convictions of insider trading defendants who capitalized on prepublication information about The Wall Street Journal’s “Heard on the Street” column.

You should also be aware of the SEC’s position that the term “material nonpublic information” relates not only to issuers but also to the Firm's securities recommendations and client securities holdings and transactions.

2. What is Nonpublic Information?

Information is “public” when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through the Internet, a public filing with the SEC or some other government agency, the Dow Jones “tape” or The Wall Street Journal or some other publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

3. Identifying Inside Information

Before executing any trade for yourself or others, including investment funds or private accounts managed by the Firm (“Client Accounts”), you must determine whether you have access to material, nonpublic information. If you think that you might have access to material, nonpublic information, you should take the following steps:

•	Report the information and proposed trade immediately to the CCO.
•	Do not purchase or sell the securities on behalf of yourself or others, including investment funds or private accounts managed by the firm.
•	Do not communicate the information inside or outside the firm, other than to the CCO.
•	After the CCO has reviewed the issue, the Firm will determine whether the information is material and nonpublic and, if so, what action the Firm will take.

You should consult with the CCO before taking any action. This high degree of caution will protect you, our clients, and the Firm.

4. Contacts with Public Companies

Contacts with public companies may represent an important part of our research efforts. The firm may make investment decisions on the basis of conclusions formed through such contacts and analysis of publicly available information. Difficult legal issues arise, however, when, in the course of these contacts, a supervised person of the Firm or other person subject to this Code becomes aware of material, nonpublic information. This could happen, for example, if a company’s Chief Financial Officer prematurely discloses quarterly results to an analyst, or an investor relations representative makes selective disclosure of adverse news to a handful of investors. In such situations, the Firm must make a judgment as to its further conduct. To protect yourself, your clients and the firm, you should contact the CCO immediately if you believe that you may have received material, nonpublic information.

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5. Tender Offers

Tender offers represent a particular concern in the law of insider trading for two reasons: First, tender offer activity often produces extraordinary gyrations in the price of the target company’s securities. Trading during this time period is more likely to attract regulatory attention (and produces a disproportionate percentage of insider trading cases). Second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in the possession of material, nonpublic information regarding a tender offer received from the tender offer or, the target company or anyone acting on behalf of either. Supervised persons of the Firm and others subject to this Code should exercise extreme caution any time they become aware of nonpublic information relating to a tender offer.

6. Restricted/Watch Lists

Although First Western Capital Management does not typically receive confidential information from portfolio companies, it may, if it receives such information take appropriate actions to establish restricted or watch lists in certain securities.

The CCO may place certain securities on a “restricted list.” Access persons are prohibited from personally, or on behalf of an advisory account, purchasing or selling securities during any period they are listed. Securities issued by companies about which a number of supervised persons are expected to regularly have material, nonpublic information should generally be placed on the restricted list. The CCO shall take steps to immediately inform all supervised persons of the securities listed on the restricted list.

The CCO may place certain securities on a “watch list.” Securities issued by companies about which a limited number of supervised persons possess material, nonpublic information should generally be placed on the watch list. The list will be disclosed only to the CCO and a limited number of other persons who are deemed necessary recipients of the list because of their roles in compliance.

Personal Securities Transactions

General Policy

First Western Capital Management has adopted the following principles governing personal investment activities by the Firm's supervised persons:

•	The interests of client accounts will at all times be placed first;
•	All personal securities transactions will be conducted in such manner as to avoid any actual or potential conflict of interest or any abuse of an individual’s position of trust and responsibility; and
•	Access persons must not take inappropriate advantage of their positions.

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Pre-Clearance Required for Equities (a Reportable Security) (excluding ETF’s/Mutual Funds, unless they are Reportable Funds - FWFIX/FWSBX)

No access person shall purchase or sell any equity for his or her account, as defined herein without the prior written approval of the CCO, or designee, who has been provided with full details of the proposed transaction (including the name, ticker and review by the equity PMs). Equities shall be held for a minimum of 180 days before they can be sold. Any exceptions shall be reviewed and approved by the CCO or their designee. All personal trading is subject to continuous monitoring for possible future conflicts.

Pre-Clearance Required for Participation in IPOs

No access person shall acquire any beneficial ownership in any securities in an Initial Public Offering for his or her account, as defined herein without the prior written approval of the CCO, or designee, who has been provided with full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the access person’s activities on behalf of a client) and, if approved, will be subject to continuous monitoring for possible future conflicts.

Pre-Clearance Required for Private or Limited Offerings

No access person shall acquire beneficial ownership of any securities in a limited offering or private placement without the prior written approval of the CCO, or designee, who has been provided with full details of the proposed transaction (including written certification that the investment opportunity did not arise by virtue of the access person’s activities on behalf of a client) and, if approved, will be subject to continuous monitoring for possible future conflicts.

Service as an Officer or Director

No access person shall serve as an officer or on the board of directors of any publicly or privately traded company without prior authorization by the CCO or a designated supervisory person based upon a determination that any such board service or officer position would be consistent with the interest of the Firm's clients. Where board service or an officer position is approved, The Firm shall implement a “Chinese Wall” or other appropriate procedure, to isolate such person from making decisions relating to the company’s securities.

Outside Business Activities

Each employee must obtain the approval of the Chief Compliance Officer prior to (1) accepting employment of any type outside First Western Capital Management, (2) serving as an officer or director of any business, or (3) having a financial interest in another business organization other than a public company. Any employee who engages in such approved activity or business should limit such business or activities from the Firm's office and should not otherwise behave in such manner that might imply that such activities are being conducted by or with the approval of the Firm. Employees must complete the “Disclosure of Outside Employment or Other Activities” form and are responsible for updating the form if any information becomes inaccurate.

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Compliance Procedures

Pre-notification

An access person may, directly or indirectly, acquire or dispose of beneficial ownership of a reportable security only if notification of such purchase or sale has been provided to the CCO or a designated person. Notification can be accomplished by completing and signing the Pre-notification Form provided for that purpose by the CCO or simply by emailing the CCO or designated officer their intention prior to the transaction. The CCO or a designated person monitors all transactions by all access persons in order to ascertain any pattern of conduct which may evidence conflicts or potential conflicts with the principles and objectives of this Code, including a pattern of frontrunning.

Pre-notification in no way waives or absolves any access person of the obligation to abide by the provisions, principles and objectives of this Code.

Reporting Requirements

Every access person shall provide initial and annual holdings reports and quarterly transaction reports to the CCO which must contain the information described below. It is the policy of the Firm that each access person must arrange for their brokerage firm(s) to send automatic duplicate brokerage account statements and trade confirmations of all securities transactions to the CCO. All reports submitted under this section must be dated and signed by the Access Person.

1. Initial Holdings Report

Every access person shall, no later than ten (10) days after the person becomes an access person, file an initial holdings report containing the following information:

•	The title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each reportable security in which the access person had any direct or indirect beneficial interest ownership when the person becomes an access person;
•	The name of any broker, dealer or bank, account name, number and location with whom the access person maintained an account in which any securities were held for the direct or indirect benefit of the access person; and
•	The date that the report is submitted by the access person.

The information submitted must be current as of a date no more than forty-five (45) days before the person became an access person.

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2. Annual Holdings Report

Every access person shall file an annual holdings report containing the same information required in the initial holdings report as described above. The information submitted shall be as of December 31 and must be submitted by January 31 of each year.

3. Quarterly Transaction Reports

Every access person must, no later than thirty (30) days after the end of each calendar quarter, file a quarterly transaction report containing the following information:

With respect to any transaction during the quarter in a reportable security in which the access persons had any direct or indirect beneficial ownership:

•	The date of the transaction, the title and exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount (if applicable) of each covered security;
•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
•	The price of the reportable security at which the transaction was effected;
•	The name of the broker, dealer or bank with or through whom the transaction was effected; and
•	The date the report is submitted by the access person.

4. Exempt Transactions

An access person need not submit a report with respect to transactions of Reportable Securities:

•	Which are effected in an amount or in a manner over which the Access Person has no direct or indirect influence or control
•	Pursuant to a systematic dividend reinvestment plan, systematic cash purchase plan or systematic withdrawal plan
•	In connection with the exercise or sale of rights to purchase additional securities from an issuer and granted by such issuer pro-rata to all holders of a class of its securities
•	In connection with the call by the issuer of a preferred stock or bond
•	Pursuant to the exercise by a second party of a put or call option
•	Closing transactions no more than five business days prior to the expiration of a related put or call option

 5. Monitoring and Review of Personal Securities Transactions

The CCO, or a designee, will monitor and review all reports required under the Code for compliance with the Firm's policies regarding personal securities transactions and applicable SEC rules and regulations. The CCO may also initiate inquiries of access persons regarding personal securities trading. Access persons are required to cooperate with such inquiries and any monitoring or review procedures employed the Firm. Any transactions for any accounts of the CCO will be reviewed and approved by the President, or other designated supervisory person. The CCO shall at least annually identify all access persons who are required to file reports pursuant to the Code and will inform such access persons of their reporting obligations.

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Certification

Initial Certification

All supervised persons will be provided with a copy of the Code and must initially certify in writing to the CCO that they have: (i) received a copy of the Code; (ii) read and understand all provisions of the Code; (iii) agreed to abide by the Code; and (iv) reported all account holdings as required by the Code.

Acknowledgement of Amendments

All supervised persons shall receive any amendments to the Code and must certify writing that they have: (i) received a copy of the amendment; (ii) read and understood the amendment; (iii) and agreed to abide by the Code as amended.

Annual Certification

All supervised persons must annually certify in writing that they have: (i) read and understood all provisions of the Code; (ii) complied with all requirements of the Code; and (iii) submitted all holdings and transaction reports as required by the Code.

Further Information

Supervised persons should contact the CCO regarding any inquiries pertaining to the Code or the policies established herein.

Records

The CCO shall maintain and cause to be maintained in a readily accessible place the following records:

•	A copy of any Code of Ethics adopted by the Firm pursuant to Advisers Act Rule 204A-1 which is or has been in effect during the past five years;
•	A record of any violation of the Firm's Code and any action that was taken as a result of such violation for a period of five years from the end of the fiscal year in which the violation occurred;
•	A record of all written acknowledgements of receipt of the Code and amendments thereto for each person who is currently, or within the past five years was, an access person which shall be retained for five years after the individual ceases to be an access person of the Firm;
•	A copy of each report made pursuant to Advisers Act Rule 204A-1, including any brokerage confirmations and account statements made in lieu of these reports;

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•	A list of all persons who are, or within the preceding five years have been, access persons;
•	A record of any decision and reasons supporting such decision to approve an access persons' acquisition of securities in IPOs and limited offerings within the past five years after the end of the fiscal year in which such approval is granted.

Reporting Violations and Sanctions

All persons subject to the Code shall promptly report to the CCO or an alternate designee all apparent violations of the Code. Any retaliation for the reporting of a violation under this Code will constitute a violation of the Code.

The CCO shall promptly report to senior management all apparent material violations of the Code. When the CCO finds that a violation otherwise reportable to senior management could not be reasonably found to have resulted in a fraud, deceit, or a manipulative practice in violation of Section 206 of the Advisers Act, he or she may, in his or her discretion, submit a written memorandum of such finding and the reasons therefore to a reporting file created for this purpose in lieu of reporting the matter to senior management.

Senior management shall consider reports made to it hereunder and shall determine whether or not the Code has been violated and what sanctions, if any, should be imposed. Possible sanctions may include reprimands, monetary fine or assessment, or suspension or termination of the employee’s employment with the firm.

Reporting Requirements for the Funds

At the end of each calendar quarter or at the frequency required, the CCO shall report in writing on all material violations of this Code to the Board of Trustees of the Funds. This written report will include a discussion of the violation(s) and any actions taken by the CCO with regards to the violation.

At least annually, the CCO shall furnish the Board of Trustees of the Funds a written report that:

1.	Describes any issues arising under the Code, including but not limited to, any information about material violations of this Code, and sanctions imposed in response to such material violations;

2.	Certifies that First Western Capital Management has adopted procedures reasonably necessary to prevent Access Persons from violating the Code.

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